UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2019

COMMISSION FILE NUMBER: 001-38141

SIERRA METALS INC.

(Translation of registrant’s name into English)

161 Bay Street, Suite 4260

Toronto, Ontario, Canada, M5J 2S1 Tel: (416) 366-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

INCORPORATION BY REFERENCE

Exhibit 99.1 included with this report on Form 6-K is hereby deemed to be incorporated by reference into the registration statement on Form F-10 of Sierra Metals Inc. (File No. 333-218076) (the "Registration Statement"), including any prospectus forming part of such Registration Statement, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA METALS INC.

Date: June 24, 2019	By:	/s/ Igor Gonzales
	Name:	Igor Gonzales
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Report of Voting Results for the registrant’s Annual General Meeting of Shareholders, held on June 19, 2019